KANDY ISLEY

Los Angeles, CA | [redacted]

PROFILE SUMMARY

Dynamic entertainment professional, entrepreneur, and recording artist with extensive experience in music, media, and brand development. As co-founder of Ronald Isley Liquid Gold, Kandy combines her creative background and business acumen to elevate luxury lifestyle and spirits branding. Known for her vibrant presence, strategic collaborations, and strong understanding of consumer engagement, Kandy brings a unique blend of artistry, leadership, and marketing expertise to every venture.

CORE STRENGTHS

- • Brand Development & Marketing Strategy
- • Talent & Event Management
- • Partnership Development & Public Relations
- • Creative Direction & Production Oversight
- • Digital & Social Media Management
- • Philanthropy & Community Engagement

PROFESSIONAL EXPERIENCE

Co-Founder & Brand Executive

Ronald Isley Liquid Gold (RILG) | 2023 – Present

• Co-developed and launched a premium brandy line inspired by timeless luxury and soulful sophistication.

• Oversaw creative direction for brand identity, packaging, and marketing assets.

• Coordinated media partnerships, influencer activations, and live brand events nationwide.

• Engaged with distributors, investors, and retailers to expand brand visibility and sales.

• Collaborated closely with Ronald Isley to blend legacy artistry with modern luxury branding.

Recording Artist & Performer

The Isley Brothers featuring Ronald & Kandy Isley | 2005 – Present

• Featured vocalist and performer alongside Ronald Isley on global tours and music projects.

• Managed creative input for stage design, wardrobe, and performance production.

• Contributed to audience engagement strategy and fan relations initiatives.

• Represented the Isley brand in media, press, and charitable events.

Creative Consultant & Producer
Independent Projects | 2015 – Present
• Consulted on entertainment brand partnerships and promotional campaigns.
• Produced and directed private performances, corporate events, and media appearances.
• Provided artist development and personal branding support to emerging talent.

PHILANTHROPY & COMMUNITY

• Active supporter of music education and youth empowerment programs.
• Involved in charitable initiatives promoting arts access and women's leadership.

EDUCATION

Bachelor of Arts, Communications & Media Studies

MEDIA & PRESS FEATURES

Essence | Billboard | Ebony | Rolling Stone | BET Digital

BRAND VISION

"Whether it's music, fashion, or spirits — my passion is creating experiences that make people feel connected, celebrated, and inspired."